                                                                               .
                                                                               .
                                                                               .
MANAGEMENT'S DISCUSSION AND ANALYSIS


OPERATIONS REVIEW

SUMMARY

Production statistics for the company's power generating operations for 2002 and 2001 are shown below:



                                             2002            2001
                                          ----------      ----------
POWER GENERATED (gigawatt hours)(1)
Ontario                                     2,531             1,793
Quebec                                      1,585             1,418
Northeast United States                       558                --
Other Power Operations                        910               748
                                           ------            ------
Total                                       5,584             3,959
                                           ======            ======
POWER REVENUE ($ millions)
Ontario                                    $  198            $  182
Power purchases                               (14)              (55)
                                           ------            ------
                                              184               127
Quebec                                         80                69
Northeast United States                        37                --
Other Power Operations                         25                19
                                           ------            ------
Net Power Revenue                          $  326            $  215
                                           ======            ======

----------------
1. Power generation is calculated on a proportionate ownership basis.

The company's power operations generated 5,584 gigawatt hours ("GWh") of electricity during 2002, up from 3,959 GWh in 2001 primarily due to new acquisitions and a return to more normal precipitation levels after unusually dry conditions in 2001.

ONTARIO

Power generated by the company's operations in Ontario increased by 41% to 2,531 GWh from 1,793 GWh in 2001. This reflected the acquisition of Mississagi Power in May 2002 which generated 340 GWh during the balance of the year, and a return to more normal hydrology and generation at the Great Lakes Power system.

Power generated by the company's operations in Ontario in 2002 compared to 2001 is shown below:


gigawatt hours                               2002            2001
---------------                           ----------      ----------

Great Lakes Power - Generation              1,639             1,301
Mississagi Power                              340                --
Valerie Falls Power                            45                51
Lake Superior Power(1)                        507               441
                                           ------            ------
                                            2,531             1,793
                                           ======            ======

--------------
1. Includes electricity equivalents of contracted gas sales.

Following the opening of the electricity market in the Province of Ontario to competition on May 1, 2002, the company made a number of changes in response to the new regulatory environment, including the termination of its power purchase agreement with Ontario Power Generation ("OPG"). Great Lakes Power's operations have been restructured into two separate businesses: a generation unit and a regulated power transmission and distribution unit. The company continues to be a distributor of power in its historical service area in the Algoma District and sells electricity to the Public Utility Commission of Sault Ste. Marie and St. Marys Paper under power sales agreements.

In May 2002, the company acquired four hydroelectric generating stations located on the Mississagi River northeast of Sault Ste. Marie in northern Ontario from OPG for $346 million. These stations have a combined generating capacity of 488 MW and are being operated in conjunction with the company's other 12 hydroelectric stations in this area.

In October 2002, the company acquired Duke Energy's 50% interest in the Lake Superior Power co-generation plant in Sault Ste. Marie, Ontario, increasing its ownership in this facility to 100%. The consideration for this acquisition was $67 million, comprised of $30 million in cash and the assumption of $37 million of debt. Lake Superior Power is operated in conjunction with the company's other hydroelectric power stations in northern Ontario. All of its electricity production is sold to Ontario Electricity Finance Corporation under a long-term contract.

During 2002, the company substantially completed the 45 MW Robert A. Dunford hydroelectric generating station on the Michipicoten River near Wawa in northern Ontario, to be commissioned during the first quarter of 2003. This project, named after a former Chairman of the company, has been completed on schedule and under budget at a cost of $72 million. It replaces the older 28 MW High Falls generating station with a larger, more efficient station with increased peak-period generating capability.

QUEBEC

Power generated by the company's operations in Quebec increased by 12% to 1,585 GWh from 1,418 GWh in 2001. The increase is related to improved water levels at Lievre River Power during the summer of 2002. Power generated by the company's operations in Quebec in 2002 compared to 2001 is shown below:


gigawatt hours                               2002            2001
---------------                           ----------      ----------

Lievre River Power                          1,399             1,224
Pontiac Power                                 186               194
                                           ------            ------
                                            1,585             1,418
                                           ======            ======


NORTHEAST UNITED STATES

The company's two power operations in the northeast United States, Maine Power and New Hampshire Power, were acquired during 2002. These two new operations generated 558 GWh during the year since their acquisition. These amounts were below their long term averages due to lower precipitation levels in New England.




                                                            2002 ANNUAL REPORT 3

Power generated by the company's operations in northeast United States in 2002 is shown below:


gigawatt hours                          2002
----------------                      -------
Maine Power                             477
New Hampshire Power                      81
                                       ----
                                        558
                                       ====

In February 2002, the company acquired Maine Power, an integrated power generating and distributing system in northern Maine from Great Northern Paper Inc. for US$156.5 million. This system includes six hydroelectric generating stations located on the main and west branches of the Penobscot River with a combined generating capacity of 126 MW, as well as an interconnection with the New England Power Pool. Construction commenced in November 2002 on the expansion of this interconnection from 20 MW of capacity to 150 MW for completion during the first half of 2003. This will facilitate the transmission of Maine Power's surplus generation into the New England Power Pool.

In May 2002, the company expanded its presence in the northeastern United States with the acquisition of six hydroelectric generating stations in northern New Hampshire from a local forest products company for US$32 million. These stations located on the Androscoggin River are being operated in conjunction with the company's six Maine Power stations.

The New Hampshire Power acquisition was made in conjunction with the purchase by Nexfor Inc. ("Nexfor"), an affiliate of Brascan, of certain pulp and paper facilities in that state. During the first quarter of 2003, the company expects to start construction of a 25 MW cogeneration plant in Berlin, New Hampshire. This station will provide electricity and steam for sale to Nexfor's pulp and paper facilities and is expected to be completed in 2004.

OTHER POWER OPERATIONS

Power generated by the company's other power operations in North America increased by 22% to 910 GWh from 748 GWh in 2001. This reflected improved water flows on the lower Mississippi River which increased power generation at Louisiana HydroElectric Power by 13%. Power generation at Powell River Energy, which was acquired in February 2001, increased by 49% due to a return to normal water levels and a full year of generation available to the company.

Power delivered by the company's other North American power operations in 2002 compared to 2001 is shown below:


gigawatt hours                          2002         2001
-----------------                     --------     --------

Louisiana HydroElectric Power            639         566
Powell River Energy                      271         182
                                         ---         ---
                                         910         748
                                         ===         ===

During 2002, construction progressed on the 30 MW Pingston Creek hydroelectric generating station near Revelstoke, B.C. Developed in a 50/50 joint venture with Canadian Hydro Developers Inc., this project is expected to start production in the first half of 2003. In August 2002, the partners signed a 20-year contract to sell this station's power to BC Hydro. This project is expected to increase the company's generating capacity in British Columbia and further enhance the company's geographic diversification.

Development work continues on five new hydroelectric generating stations in southern Brazil. Construction is under way on three of these stations: the 30 MW Passo do Meio project in the State of Rio Grande do Sul, and the 16 MW Pedrinho and 15 MW Salto Natal projects in the State of Parana, all of which are expected to be completed in the first half of 2003.

INCOME ANALYSIS

Great Lakes' net income for 2002 increased to $167 million from $131 million in 2001.

Financial results for the year ended December 31, 2002 compared to 2001 are shown in the following table:


millions, except per share amounts                  2002       2001
-----------------------------------               --------   --------
Revenues
  Power revenue                                     $340       $270
  Power purchases                                    (14)       (55)
                                                    ----       ----
  Net power revenue                                  326        215
  Investment & other income                           92        105
                                                    ----       ----
                                                     418        320
                                                    ====       ====
Expenses
  Interest                                            90         82
  Operating & maintenance                             60         37
  Fuel purchases                                      18         21
  Depreciation                                        40         27
  Non-controlling interests                           18         12
  Income & other taxes                                25         10
                                                    ----       ----
                                                     251        189
                                                    ----       ----
Net income                                          $167       $131
                                                    ====       ====


POWER REVENUE

Total power revenue for 2002 was $340 million compared with $270 million in 2001, an increase of 26% primarily due to the acquisitions of Mississagi Power, Maine Power and New Hampshire Power and better hydrology and electricity prices.

Great Lakes strives to maximize the stability and predictability of power generating revenues through the use of fixed price contracts to minimize the impact of price fluctuations, and through diversification of watersheds and water storage reservoirs to minimize fluctuation in generation levels.

Approximately 85% of the company's projected 2003 revenues is subject to fixed price contracts or regulated revenue requirements. The remaining revenue is generated through the sale of power on a wholesale basis. Due to the low cost of hydroelectric power and the ability to increase generation during peak pricing



 4 GREAT LAKES POWER INC.

periods, the company is able to generate attractive margins on its uncommitted capacity. Great Lakes' long-term sales contracts have an average duration of 17 years, and its counterparties are almost exclusively customers with long-standing credit history or investment grade ratings.

Ontario

Power operations in Ontario contributed $184 million of revenue in 2002 compared to $127 in 2001. The main reasons for the increased revenues were the return to long-term average generation at Great Lakes Power and the addition of Mississagi Power. Correspondingly, generation in this region increased to 2,531 GWh from 1,793 GWh in 2001.

Quebec

Power operations in Quebec contributed $80 million of revenue in 2002 compared to $69 million in 2001. The increase is attributed to improved generation at Lievre River Power along with improved average prices, secured by long-term contracts.

Northeast United States

The company acquired two power operations in the Northeast United States during February and May of 2002. These operations contributed 558 GWh of generation and $37 million in revenues during the balance of the year.

Other Power Operations

Other power operations include the results of Louisiana HydroElectric Power and Powell River Energy. Revenue from other power operations totalled $25 million in 2002, compared with $19 million in 2001. The increase is a result of improved water conditions on the lower Mississippi River, which increased generation at Louisiana HydroElectric Power, combined with a full year of generation from Powell River Energy.

POWER PURCHASES

The company had an obligation to serve all customers in its Great Lakes Power service area in northern Ontario until May 1, 2002, the date when the electricity market in Ontario opened to competition. As a result, the company purchased power from OPG as required to supplement its own generation. After May 1, 2002, this obligation ceased and, as a result, supplemental power purchases are no longer required.

INVESTMENT AND OTHER INCOME

Investment and other income for 2002 was $92 million compared with $105 million in 2001. Investment and other income consists of dividend income from long-term investments and the company's securities portfolio, and interest on loans receivable. The decrease in investment and other income is attributed to lower average interest rates in Canada and the United States, and decreased loans receivable balances during the year.

EXPENSES

Total expenses for 2002 were $251 million compared with $189 in 2001. Total expenses increased by 33% from 2001 as a result of the acquisitions of Mississagi Power, Maine Power and New Hampshire Power and a full year of expenses for Powell River Energy, which was acquired in February 2001.

Interest expense in 2002 was $90 million compared to $82 million in 2001. Interest expense consists of the costs related to servicing property specific borrowings and corporate term debt. The increase in interest expense is attributable to additional debt incurred as a result of acquisitions. These costs were partially offset by decreasing interest rates during the year.

Operating and maintenance costs increased to $60 million in 2002 compared with $37 million in 2001. Operating and maintenance costs consist of labour, materials and administrative support. The increase in operating and maintenance costs is primarily attributable to the acquisitions in 2002.

Fuel purchases consist of the costs for natural gas required for the Lake Superior Power cogeneration plant. Fuel purchases were $18 million in 2002 compared to $21 million in 2001. The decrease in fuel purchases is a result of less gas purchased for resale in 2002.

Depreciation expense in 2002 was $40 million compared to $27 million in 2001. The increase is attributable to the acquisitions in 2002 and 2001.

Non-controlling interests expense increased to $18 million in 2002 compared with $12 million in 2001. Non-controlling interest consists of the allocation of income associated with the non-controlling interests in the company's consolidated entities. The increase is related to the higher earnings recorded by the Great Lakes Hydro Income Fund (the "Income Fund"), which is 50% owned by other investors.

Income and other taxes increased to $25 million in 2002 compared with $10 million in 2001. Income and other taxes consist of municipal and other generation taxes on hydroelectric facilities and federal, provincial and state income taxes. The increase in income and other taxes is primarily related to municipal taxes on the assets acquired during the past two years, and increased non-cash provisions for federal and provincial income taxes, which are accounted for under the future liability method of accounting.

                                                            2002 ANNUAL REPORT 5

BALANCE SHEET ANALYSIS

The company's total assets increased during 2002 from $2,930 million to $3,500 million, due mainly to investments in additional generating capacity. Assets and liabilities at December 31, 2002 and 2001 are summarized in the following table:


millions                                2002             2001
---------                             -------          -------
Assets
  Cash & cash equivalents             $    10          $    10
  Accounts receivable & other             186              336
  Securities                              590              706
  Long-term investments                   559              521
  Power generating assets               2,155            1,357
                                      -------          -------
                                      $ 3,500          $ 2,930
                                      =======          =======
Liabilities
  Accounts payable & other            $   158          $    92
  Property specific borrowings            905              556
  Corporate term debentures               593              596
Future income taxes                       120              116
Non-controlling interests                 350              271
Shareholders' equity                    1,374            1,299
                                      -------          -------
                                      $ 3,500          $ 2,930
                                      =======          =======

FINANCIAL ASSETS

The company's accounts receivable and other assets decreased to $186 million in 2002 from $336 million in 2001 due principally to the draw down of interest bearing deposits with affiliates in order to finance investments in the company's power generating operations.

The company's securities portfolio, which is comprised primarily of preferred shares of affiliated Canadian companies, decreased from $706 million to $590 million in 2002. The composition of the company's securities portfolio by business sector at December 31, 2002 and 2001 is summarized below:

millions                                2002            2001
---------                             -------          -------
Property                              $   160          $   270
Natural resources                         161              152
Financial services & diversified          199              214
Other                                      70               70
                                      -------          -------
                                      $   590          $   706
                                      =======          =======


The book values of the company's long-term investments and the underlying securities at December 31, 2002 and 2001 are shown below:


millions                               2002             2001
---------                             -------          -------
Brascan Financial Corporation         $   195          $   195
Noranda Inc.                              146              146
Brascan Corporation                       112              112
Other investments                         106               68
                                      -------          -------
                                      $   559          $   521
                                      =======          =======


Great Lakes holds a senior preferred share investment in Brascan Financial Holdings Inc. which, together with Brascan, owns all of the common shares of Brascan Financial Corporation ("Brascan Financial"), a Canadian-based financial services company. Brascan's combined interest in Brascan Financial was increased from 71% during 2002 as a result of Brascan's offer to purchase all of the outstanding common shares of this company. Brascan Financial's results for the two years ended December 31, 2002 are shown below:


millions                               2002             2001
---------                             -------          -------
Total assets                          $ 4,334          $ 3,585
Shareholders' equity                    2,844            2,660
Revenues                                  501              444
Net income                                272              251


Great Lakes holds a senior preferred share investment in Noranda Equities Inc. which, together with Brascan, owns 40% of the common shares of Noranda Inc. ("Noranda"). Noranda, a publicly listed company, is a major producer of mined and refined base metals. Noranda's financial results for the two years ended December 31, 2002 are shown below:


millions                                2002             2001
---------                             -------          -------
Total assets                         $ 11,377         $ 12,141
Shareholders' equity                    2,928            3,797
Revenues                                6,090            6,152
Net income (loss)                        (700)             (92)


Noranda's loss in 2002 reflects a charge of $630 million relating to the writedown of its magnesium operations in Quebec.

Great Lakes owns a $112 million senior preferred share investment issued by a wholly owned subsidiary of Brascan. Brascan's financial results for the two years ended December 31, 2002 are shown below:


millions                                2002             2001
---------                             -------          -------
Total assets                         $ 22,788          $21,929
Common equity                           4,162            4,261
Revenues                                4,810            1,269
Net income                                130              311


The decrease in Brascan's net income in 2002 reflects its share of Noranda's higher loss related to the writedown of its magnesium operations.

Other investments include primarily the company's shares of First Toronto Investments Limited, a Brascan subsidiary which holds investments in equity securities of Canadian corporations, primarily companies affiliated with Brascan.

POWER GENERATING ASSETS

The depreciated cost of the company's power generating assets increased during 2002 from $1,357 million to $2,155 million.

Power generating assets in Canada increased by 50% from $911 million in 2001 to $1,366 million in 2002. This increase is a result of the acquisition of Mississagi Power and the remaining half interest in Lake Superior Power.

The acquisition in 2002 of Maine Power and New Hampshire Power resulted in the ownership of power


6  GREAT LAKES POWER INC.

generating assets with a book value of $301 million at year end in the Northeast United States region.

Other power operations increased 9% from $446 million in 2001 to $485 million in 2002. The increase is attributed to additional costs related to assets under development and the increase in the company's investment in Louisiana HydroElectric Power.

LIQUIDITY AND CAPITAL RESOURCES

The company's liquidity and capital requirements are affected primarily by the results of operations, capital expenditures, debt service requirements and working capital needs. The net cash provided by or used in operating, financing and investing activities for 2002 and 2001 was as follows:

millions                                2002             2001
---------                             -------          -------
Cash provided by (used in):
  Operating activities                $   237           $  183
  Financing activities                    347              122
  Investing activities                   (584)            (314)


Cash provided by operating activities increased during 2002 to $237 million compared with $183 million in 2001 for the reasons discussed under "Income Analysis".

Cash provided by financing activities increased during 2002 to $347 million compared with $122 million in 2001. Financing activities in 2002 included acquisition debt related to the acquisition of Mississagi Power, Maine Power and New Hampshire Power, Income Fund financing and $33 million in a first property specific bond financing for Valerie Falls.

In May 2002, the Income Fund issued 14.7 million units at $14.00 per unit. Fifty percent of the units issued were subscribed for by Great Lakes. Gross proceeds from the issue totaled $206 million.

Cash utilized in investing activities increased in 2002 to $584 million from $314 million in 2001 primarily due to the acquisitions of Mississagi, Maine, New Hampshire and the remaining half interest in Lake Superior for a total investment of $713 million. This was offset by a decrease in deposit balances, which were collected during the year in order to finance acquisitions.

LIABILITIES

Accounts payable and other increased to $158 million in 2002, compared to $92 million in 2001. The increase is related to increased working capital balances relating to operations acquired during the year.

Great Lakes' borrowings includes property specific borrowings, corporate debentures, bank credit facilities and bridge loan facilities provided by Brascan.

At December 31, 2002, the company's total debt was $1,498 million, as detailed in the following table:

                                       AVERAGE          Average
                                      INTEREST         Interest
millions                          2002    RATE     2001    Rate
--------                        --------------    -------------
First Mortgage Bonds
  Great Lakes Power Ltd.         $ 316    5.8%    $ 317    5.6%
  Great Lakes Hydro
    Income Fund                    100    7.5%      100    7.5%
Other property
    specific borrowings            489    6.3%      139    8.2%
                                ------           ------
                                   905              556

Corporate term debentures          593    7.4%      596    7.4%
                                ------           ------
                                $1,498           $1,152
                                ======           ======


The maturity schedule of the company's property specific borrowings is as follows:


millions                    Annual Repayments
--------                    -----------------
2003                                   $  483
2004                                        8
2005                                      235
2006                                        4
2007                                        2
Thereafter                                173
                                       ------
                                       $  905
                                       ======


In addition to the above debt, the company has a commercial paper program with an authorized amount of $100 million. The company's commercial paper is currently rated R-1(low) by Dominion Bond Rating Service and A-2 by Standard & Poor's.

CAPITAL BASE AND FINANCIAL POSITION

The company's capital base at December 31, 2002 of $1,374 million was comprised of common equity with a book value of $1,126 million or $11.11 per share and a further $248 million of subordinated convertible debentures. The convertible debentures mature September 2013 and interest and principal may be paid by the company in the form of its common shares. The debentures are therefore included as part of the company's capital base.

The composition of the company's capital base at December 31, 2002 and 2001 is summarized in the following table:


millions, except number of shares       2002            2001
---------------------------------     -------          -------
Subordinated convertible
debentures                            $   248          $   248
Common shares                           1,126            1,051
                                      -------          -------
                                      $ 1,374          $ 1,299
                                      =======          =======


Regular dividends paid on the company's common shares in both 2002 and 2001 amounted to $64.9 million, representing an earnings payout ratio of 39% in 2002.


                                                           2002 ANNUAL REPORT  7

The company's policy is to distribute surplus operating cash flows not required for investment in power generating facilities to its common shareholders in the form of regular quarterly and special dividend payments.

BUSINESS ENVIRONMENT AND RISKS

Operating income from hydroelectric power generation fluctuates in relation to the availability of water and the ability to generate and deliver power to markets with the highest power rates. While changes in the level of precipitation impact the amount of power generated by individual operations, the diversified locations of the company's hydroelectric power stations across several different watershed areas in Canada and the United States help to balance the financial impact of these fluctuations.

Deregulated electricity markets in northeast Canada and the United States have resulted in fluctuations in the price of power based on supply and demand dynamics. This volatility in prices is managed through long-term fixed price contracts on approximately 85% of the company's power production.

Counterparty credit risk is inherent in the company's long-term fixed price contracts. The company manages this risk by entering into contracts with counterparties that are either (i) investment grade or (ii) have an established credit history.

The Ontario Government opened the Ontario electricity supply market to full competition on May 1, 2002. Further government actions were announced in November 2002, including the implementation of a 4.3 cent / kwh retail cap. However, the price for power that generators, other than OPG, receive in the wholesale market was not capped.

Regulatory changes may result in uncertain power markets in the short term, which could impact the operating income from the company's power businesses.

Investment income from a substantial portion of the company's preferred shareholdings varies generally with the amount invested, as the rate of return is generally fixed. Income from other investments is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the company's debt.

OPERATING STRATEGY

The company's primary goal is to generate increased return on capital for its shareholders.

The company is committed to expanding its power generating business by enhancing and expanding its power production base. To achieve this objective, the company has four strategic priorities: (i) increase and strengthen cash flow from the generation business; (ii) expand its production base through the acquisition of existing generating assets and development of greenfield sites; (iii) expand access to new interconnected electricity markets in the United States through the company's existing transmission interconnections between Ontario and Quebec, and other planned and proposed interconnections with adjacent markets in the United States, and (iv) position the company to market power in open access, competitive markets, thereby optimizing the value of its generation portfolio through the timing of power sales with peak pricing periods and securing long-term contracts.

FORWARD-LOOKING STATEMENTS

The company's financial analysis and review contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, weather conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.




 8 GREAT LAKES POWER INC.